Commission File No.: 000-21105
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

 (Check One): | | Form 10-K and Form 10-KSB |_| Form 11-K |_| Form 20-F
              |X| Form 10-Q and 10-QSB |_| Form N-SAR

                  For Period Ended: April 30, 2001
                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR
                  For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                         FIREBRAND FINANCIAL GROUP, INC.
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                             Full Name of Registrant

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                            Former Name if Applicable

                             One State Street Plaza
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            Address of Principal Executive Office (Street and Number)

                            New York, New York 10004
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                            City, State and Zip Code

                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     Restructuring of the Company's divisions has resulted in the diversion and allocation of professional time and expense away from the Company's quarterly report. Accordingly, we were unable to complete the report in time.



                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Robert Rosenberg, Chief Financial Officer       (212)        208-6565
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                   (Name)                         (Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
     30 of the Investment Company Act of 1940 during the preceding
     12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
     identify report(s)                                           |_| Yes |X| No
     Form 10-K for the fiscal year ended January 31, 2001.
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
     included in the subject report or portion thereof?           |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant's revenues for the quarter ended April 30, 2001 were approximately $1,444,000 as compared to $2,089,000 for the quarter ended April 30, 2000. A net loss of approximately $3,447,000 was recorded in the quarter ended April 30, 2001, versus net loss of $2,948,000 in the quarter ended
April 30, 2000. The primary factors in the decline in profitability were lower brokerage commissions, adverse comparisons in principal transactions, reduced performance fees on money management activity. The company has discontinued its GKN full service retail brokerage activities and is examining and restructuring other operations; as such, certain activities will be considered discontinued for the report for the quarterly period ended April 30, 2001. The revenues noted above reflect the exclusion of discontinued activities including GKN and Shochet.


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                      FIREBRAND FINANCIAL GROUP, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   June 14, 2001          By:  /s/ Robert Rosenberg
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                                   Robert Rosenberg, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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